Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES THE CLOSING OF THE SALE
OF THE NUGGET POND GOLD PROPERTY

MONTREAL, October 30, 2006 - Richmont Mines is pleased to announce it has received from New Island Resources Inc. a final cash consideration of CAN$2,250,000 to complete the sale of the Nugget Pond property and gold mill located on the Baie Verte Peninsula in Newfoundland. This sale results in Richmont Mines being released from all reclamation and other liabilities relating to this property and the $843,659 letter of credit held by the Government of Newfoundland and Labrador to guarantee reclamation will be returned to Richmont Mines in the next few days. In addition of a cash deposit of CAN$250,000 received on the signing of the option in October 2005, Richmont Mines also received 1,000,000 shares of New Island Resources.

Richmont Mines is a gold producer listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. The Company focuses its activities on the exploration, the development and the operation of underground gold mines in the Canadian provinces of Quebec, Ontario and Newfoundland. Richmont Mines currently owns tow mines in operation, one advanced exploration project and several exploration properties.

For more information, please contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620 Listings: Toronto - Amex

Trading symbol: RIC

Web site: www.richmont-mines.com